Samuel H. Pilch
Senior Group Vice President and Controller
The Allstate Corporation

June 23, 2011

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Allstate Corporation
Form 10-K for the Year Ended December 31, 2010
Filed on February 24, 2011
File Number: 001-11840

Dear Mr. Rosenberg:

This letter is being submitted in response to your letter dated June 10, 2011 to Mr. Don Civgin, Executive Vice President and Chief Financial Officer of The Allstate Corporation, with respect to the above-referenced filing.

We are in the process of developing the disclosure information requested and will provide a response on or before July 8, 2011.

If you have any questions, please contact Kathleen Enright, Vice President Financial Reporting, at (847) 402-8110 or me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch
Samuel H. Pilch
Senior Group Vice President and Controller
The Allstate Corporation

CC: Ibolya Ignat, Securities and Exchange Commission